Aaron D. McGeary, The McGeary Law Firm, 405 Airport Fwy.,
Suite 5 ,Bedford, Texas 76021
(817)-282-5885, (817)-282-5886 (fax)

November 16, 2006

Todd Schiffman
Assistant Director
Financial Services Group
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Yaletown Capital Corp.
Amendment to Registration Statement on Form SB - 1
Filed Oct 30, 2006
File No.333 - 136621

Dear Mr. Schiffman,

In response to your letter dated November 14, 2006, Yaletown Capital Corp. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter. In addition, we have amended the filing where appropriate to reflect the current status of Yaletown Capital’s business developments.

Management Team, page 21

1. We have revised under this heading to indicate the number of hours per week (full time) Mr. Cheveldave will work for the Company.

Financial Statements
General

2. We have revised under this heading to label and distinguish the six months ended September 30, 2006 as unaudited.

Balance Sheet, page 31

3. We have corrected the typo to properly indicate the maximum limit of the shareholder loan.

If you have any questions or concerns, please feel free to contact us anytime.

Yours truly,

/S/ Aaron D. McGeary

The McGeary Law Firm, 405 Airport Fwy.,
Suite 5, Bedford Texas 76021
(817) 282-5885, (817) 282-5886 (fax)